EXHIBIT 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS (LOSS)

GREAT WESTERN LAND AND RECREATION, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)

		Nine
	Year ended	months ended
	September 30,	September 30,
	2004	2003
Net earnings (loss)	$(1,153,048)	$15,185
Less: Preferred stock dividends	(51,627)	(31,850)

Earnings available to common shareholder	$(1,204,675)	$(16,665)

Basic weighted average common shares outstanding	20,886,002	20,781,965
Add: Dilutive effect of stock options	—	—

Diluted weighted average common shares outstanding	20,886,002	20,781,965

Earnings (loss) per share
Basic	$(0.06)	$—
Diluted	$(0.06)	$—